                                                                        BUILDING
                                                                           VALUE
                                                                         THROUGH
                                                                        PROGRESS





                               (L O R U S  LOGO)










                                                     L O R U S THERAPEUTICS INC.
                                                                   THIRD QUARTER
                                           December 1, 2002 to February 28, 2003

LETTER TO SHAREHOLDERS




Dear Shareholders:
We are very pleased to review with you the operating highlights for the third quarter of 2003.
     Lorus reached a milestone in the quarter by recording our first ever revenue in February from the sale of Virulizin(R) to our Mexico distributor Mayne Pharma.
     Lorus continued to advance the clinical programs in the third quarter. We expanded the ongoing phase II clinical trial of our lead antisense drug, GTI-2040, in renal cell carcinoma to six major oncology centers in the United States (U.S.).
     The U.S. National Cancer Institute (NCI) has approved protocols for six additional cancer indications in the multiple phase II clinical trial program with GTI-2040. The indications include breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and a range of solid tumors.
     The U.S. Food and Drug Administration (FDA) awarded orphan drug status to GTI-2040 for the treatment of advanced renal cell carcinoma. This status allows the FDA to help facilitate the drug's development process by providing financial incentives and granting seven years of market exclusivity in the U.S. independent of patent protection upon approval of the drug in the U.S.
     Lorus made significant advances with its lead immunotheraphy drug, Virulizin(R). Subsequent to the quarter end, a patent was allowed by the United States Patent and Trademark Office (USPTO) titled "Immunomodulating Compositions for the Treatment of Immune System Disorders". This is the third U.S. Patent allowance for Virulizin(R), and it significantly broadens protection to include methods for treatment of a variety of different cancers.
     The Mexican Patent Office allowed Lorus a patent to protect the immunomodulator composition, process for preparation and use of Virulizin(R) for the treatment of cancer. The allowance is critically important to our strategic plan for maximizing the value of Virulizin(R) in our first commercial marketplace.
     Dr. Robert Capizzi was appointed to the board of directors in January. Dr. Capizzi has served on and chaired various boards of the U.S. National Institutes of Health, the American Cancer Society, national and international professional societies, and scientific advisory boards of multinational pharmaceutical companies. He has also lectured extensively and is the author and/or co-author of several hundred publications and presentations of original research and review articles in journals, periodicals and textbooks.
   Lorus made an important addition to the senior management team with the appointment of Mr. Bruce Rowlands to the position of Senior Advisor. Mr. Rowlands brings considerable industry experience in the areas of corporate finance, institutional equity sales and investor communications. Most recently, he served as vice president and director at Dominick & Dominick Securities Canada, an affiliate of Dominick & Dominick LLC in New York City.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2002. All amounts are expressed in Canadian dollars unless otherwise noted.


RESULTS OF OPERATIONS

REVENUES
Lorus has recorded its first revenue from the sale of Virulizin(R) in Mexico in the quarter. The Company has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. Revenue from the sale of Virulizin(R) will partially offset future research and development costs, but losses will continue as Lorus further invests in its drug development programs.


RESEARCH AND DEVELOPMENT
Research and development expenses for the third quarter of fiscal 2003 increased to $2,876,000 compared to $1,872,000 for the same quarter last year. For the nine months ended February 28, 2003, research and development expenses increased to $9,246,000 compared to $6,107,000 for the same period last year. Cost increases in fiscal 2003 can be attributed primarily to higher clinical trial costs for the ongoing pivotal Phase III trial of Virulizin(R) for the treatment of advanced pancreatic cancer and an expanded GTI-2040 phase II trial in patients with renal cell carcinoma.


GENERAL AND ADMINISTRATIVE
General and administrative expenses for the third quarter of fiscal 2003 decreased to $960,000 compared to $1,209,000 for the same quarter last year. For the nine months ended February 28, 2003, general and administrative expenses decreased to $3,060,000 compared to $3,854,000 for the same period last year. The decrease in both periods was due mainly to lower use of external advisory services, and ongoing cost containment.


DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the third quarter of fiscal 2003 decreased to $224,000 from $458,000 for the same quarter last year. For the nine months ended February 28, 2003, depreciation and amortization expenses decreased to $483,000 from $1,480,000 during the same period last year. In both periods, the decrease was due mainly to the adoption of the new CICA accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.


INTEREST INCOME
Interest income for the third quarter of fiscal 2003 decreased to $258,000 from $511,000 for the same quarter last year. For the nine months ended February 28, 2003, interest income decreased to $942,000 from $1,674,000 for the same period last year. These decreases can be attributed primarily to lower cash and short-term investments balances in fiscal 2003.


NET LOSS
Net loss for the third quarter ended February 28, 2003 totaled $3,802,000 ($0.026 per share) compared to a loss of $3,028,000 ($0.021 per share) for the same quarter last year. The loss was $11,847,000 ($0.082 per share) for the first nine months of fiscal 2003 compared to $9,767,000 ($0.068 per share) for the comparable period last year. The increase in net loss relates primarily to higher level of activities with the Virulizin(R) Phase III clinical trial, the expanded GTI-2040 phase II clinical trial and lower interest income, partially offset by lower administrative costs from cost conservation efforts and the ceasing of amortization of goodwill in accordance with the adoption of a new accounting pronouncement effective June 1, 2002. On a comparable basis, the loss for the three months and nine months ended February 28, 2002 would have been

$2,664,000 ($0.02 per share) and $8,676,000 ($0.06 per share) respectively after adjustment to remove the amortization of goodwill.


LIQUIDITY AND CAPITAL RESOURCES
Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least twelve months.


OPERATING CASH REQUIREMENTS
Lorus' cash burn (cash used in operating activities) for the third quarter of fiscal 2003 increased to $3,747,000 compared to $1,885,000 for the same quarter last year. For the nine months ended February 28, 2003 the cash burn increased slightly to $8,934,000 from $8,910,000 for the comparable period last year. The increase in the quarter is due mainly to higher product development and clinical trial costs in the quarter, partially offset by lower current liabilities at February 28, 2003.


CASH POSITION
At February 28, 2003 Lorus had cash and cash equivalents and short-term investments totaling $27.7 million compared to $37.8 million at May 31, 2002. Working capital was $24.3 million at February 28, 2003 compared to $35.6 million at May 31, 2002.



/s/ Jim A. Wright

DR. JIM A. WRIGHT
Chief Executive Officer


FORWARD LOOKING STATEMENTS
Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events in this quarterly report might not occur.


For more information:
GRACE TSE
Lorus Therapeutics Inc.
T 416 798 1200 ext.380
F 416 798 2200
E ir@lorusthera.com
www.lorusthera.com

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)

                                                                                                                    Period
                                                                                                                      from
                                                                         THREE      Three       NINE       Nine  inception
                                                                        MONTHS     months     MONTHS     months   Sept. 5,
                                                                         ENDED      ended      ENDED      ended    1986 to
                                                                      FEB. 28,   Feb. 28,   FEB. 28,   Feb. 28,   Feb. 28,
(Amounts in 000's except for per common share data)(Canadian              2003       2002       2003       2002       2003
Dollars)                                                              ----------------------------------------------------
Revenues
Product sales (note 2)                                                      27          -         27          -         27

Operating expenses
Cost of sales                                                               27          -         27          -         27
Research and development                                                 2,876      1,872      9,246      6,107     55,755
General and administrative                                                 960      1,209      3,060      3,854     31,648
Depreciation and amortization                                              224        458        483      1,480      7,884
                                                                      ----------------------------------------------------
OPERATING LOSS                                                           4,060      3,539     12,789     11,441     95,287
INTEREST INCOME                                                           (258)      (511)      (942)    (1,674)    (8,571)
                                                                      ----------------------------------------------------
LOSS FOR THE PERIOD                                                      3,802      3,028     11,847      9,767     86,716
Deficit, beginning of period                                            82,914     68,121     74,869     61,382          -
                                                                      ----------------------------------------------------
DEFICIT, END OF PERIOD                                                $ 86,716   $ 71,149   $ 86,716   $ 71,149  $  86,716
                                                                      ====================================================
BASIC AND DILUTED LOSS PER COMMON SHARE                               $   0.02   $   0.02   $   0.08   $   0.07
                                                                      =========================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED
 IN THE CALCULATION OF BASIC AND DILUTED LOSS PER SHARE                144,433    143,898    144,424    143,170
                                                                      =========================================

See accompanying notes to unaudited consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                                    Period
                                                                                                                      from
                                                                         THREE      Three       NINE       Nine  inception
                                                                        MONTHS     months     MONTHS     months   Sept. 5,
                                                                         ENDED      ended      ENDED      ended    1986 to
                                                                      FEB. 28,   Feb. 28,   FEB. 28,   Feb. 28,   Feb. 28,
(Amounts in 000's)(Canadian Dollars)                                      2003       2002       2003       2002       2003
                                                                      ----------------------------------------------------
Operating Activities
Loss for the period                                                   $ (3,802)  $ (3,028)  $(11,847)  $ (9,767) $ (86,716)
Add items not requiring a current outlay of cash:
  Depreciation and amortization                                            661        894      1,793      2,790     14,383
  Other                                                                      -          -          -          -        500
Net change in non-cash working capital balances related to
 operations                                                               (606)       249      1,120     (1,933)     2,450
                                                                      ----------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (3,747)    (1,885)    (8,934)    (8,910)   (69,383)
                                                                      ====================================================
Investing Activities
Sale (purchase) of short-term investments, net                           3,717      4,071      12,154     9,540    (24,503)
Business acquisition, net of cash received                                   -          -          -          -       (539)
Acquired research and development                                            -          -          -          -       (715)
Additions to fixed assets                                                 (325)      (194)    (1,228)      (284)    (4,960)
Cash proceeds on sale of fixed assets                                        -          -          -          -        348
                                                                      ----------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          3,392      3,877     10,926      9,256    (30,369)
                                                                      ====================================================
Financing Activities
Issuance of warrants                                                         -          -          -          -     31,877
Issuance of common shares                                                   21        739         25      1,389     71,057
                                                                      ----------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                       21        739         25      1,389    102,934
                                                                      ====================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE
 PERIOD                                                                   (334)     2,731      2,017      1,735      3,182
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           3,516      1,787      1,165      2,783          -
                                                                      ----------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $  3,182   $  4,518   $  3,182   $  4,518  $   3,182
                                                                      ====================================================

See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS


                                          FEBRUARY 28,    May 31,
                                                  2003       2002
(Amounts in 000's)(Canadian Dollars)        (unaudited)  (audited)
                                          -----------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                 $      3,182   $  1,165
Short-term investments                          24,503     36,657
Prepaid expenses and amounts receivable            828      1,195
                                          -----------------------
TOTAL CURRENT ASSETS                            28,513     39,017
FIXED ASSETS                                     1,566        533
GOODWILL (note 4)                                  606        606
ACQUIRED RESEARCH AND DEVELOPMENT                6,106      7,416
                                          -----------------------
                                          $     36,791   $ 47,572
                                          =======================
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                          $        758   $    442
Accrued liabilities                              3,427      2,990
                                          -----------------------
TOTAL CURRENT LIABILITIES                        4,185      3,432
SHAREHOLDERS' EQUITY
Share capital
  Common shares
    Authorized: unlimited number of
     shares; Issued and outstanding
     (000's):
     February 28, 2003 - 144,455
     May 31, 2002 - 144,412                    119,420    119,168
  Deferred stock-based compensation                (98)      (159)
Deficit accumulated during
 development stage                             (86,716)   (74,869)
                                          -----------------------
TOTAL SHAREHOLDERS' EQUITY                      32,606     44,140
                                          -----------------------
                                          $     36,791   $ 47,572
                                          =======================

See accompanying notes to unaudited consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Basis of presentation
These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2002 except for the accounting policies newly adopted as described in notes 2 and 3. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2002.


2. Newly adopted accounting policies

REVENUE RECOGNITION
The Company recognizes revenue from product sales when title has passed and collection is reasonably assured which typically is upon delivery to the distributor.
     The Company earns royalties from its distributor. Total royalties from the distribution and licensing agreement are recognized when the amounts are reasonably determinable and collection is reasonably assured.


INVENTORY
The company purchases drugs for resale and for research and clinical development. Drugs purchased for use in research and clinical development are expensed as purchased. Drugs purchased for resale are recorded as inventory and valued at lower of cost and net realizable value.


3. Changes in accounting policies

GOODWILL AND OTHER INTANGIBLE ASSETS
Effective June 1, 2002, the Company prospectively adopted the recommendations of the Canadian Accounting Standards Board ("AcSB") Handbook Section 3062, "Goodwill and Other Intangible Assets." Section 3062 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment.
Section 3062 also requires that intangible assets be assessed to determine if they have a finite life. Intangible assets with a finite life will continue to be amortized systematically over their estimated useful life. Intangible assets with an indefinite life are not to be amortized but are instead tested for impairment annually.
     The Company evaluated its goodwill as of June 1, 2002 in accordance with
Section 3062 and determined that its goodwill was not impaired as of that date. The Company will perform an annual impairment test on goodwill as of a date on or before May 31, 2003.
     The Company assessed the useful lives of its intangible assets and determined that they are of finite life and continued amortizing them over their estimated useful lives.


STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
Effective June 1, 2002, the Company adopted the Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which common shares, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.
     Adoption of Section 3870 does not have a material impact on the Company's financial condition or results of operations as the Company's existing accounting policies, as disclosed in the audited annual financial statements for the year ended May 31, 2002, comply with the new standard.

4. Goodwill
Effective June 1, 2002, the Company ceased amortizing its goodwill due to the change in accounting policy as described in note 3. This change has not been applied retroactively and the amounts presented for prior periods have not been restated for the change. The impact of this change is as follows:

(Amounts in 000's)                         THREE       Three        NINE       Nine
                                          MONTHS      months      MONTHS     months
                                           ENDED       ended       ENDED      ended
                                        FEB. 28,    Feb. 28,    FEB. 28,   Feb. 28,
                                            2003        2002        2003       2002
                                        -------------------------------------------
Loss for the period                     $  3,802    $  3,028    $ 11,847   $  9,767
Less: Amortization of goodwill                 -        (364)          -     (1,091)
                                        -------------------------------------------
Loss before amortization of goodwill    $  3,802    $  2,664    $ 11,847   $  8,676
                                        -------------------------------------------
Loss per share                          $   0.03    $   0.02    $   0.08   $   0.07
Loss per share before
 amortization of goodwill               $   0.03    $   0.02    $   0.08   $   0.06
                                        -------------------------------------------

5. Share capital
As of February 28, 2003, there were 6,177,916 options outstanding to acquire common shares of the Company. During the nine month period ended February 28, 2003, 42,307 options were exercised to purchase common shares of the Company.

6. Pro forma disclosure for Employee Stock Based Compensation
The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires companies not using the fair value method to disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.
     A summary of the pro forma impact on the statement of loss is presented in the table below.

(Amounts in 000's)                      THREE MONTHS     NINE MONTHS
                                               ENDED           ENDED
                                            FEB. 28,        FEB. 28,
                                                2003            2003
                                        ----------------------------
Loss for the period                     $      3,802     $    11,847
Compensation expense related to the
 fair value of stock options                     270             997
                                        ----------------------------
Pro forma loss for the period           $      4,072     $    12,844
                                        ----------------------------
Pro forma loss per common share         $       0.03     $      0.09
                                        ----------------------------

The fair value of each option granted has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted in the three and nine months periods ended February 28, 2003: (i) dividend yield of 0%; (ii) expected volatility of 80%; (iii) risk free interest rate of 3.5% and (iv) expected life of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three and nine months period ended February 28, 2003 were $0.40 and $0.49, respectively.